Use these links to rapidly review the document

Filed pursuant to General Instruction II.L. of Form F-10
File No. 333-208906

PROSPECTUS SUPPLEMENT
TO THE SHORT FORM BASE SHELF PROSPECTUS DATED FEBRUARY 11, 2016

New Issue	February 25, 2016

KINROSS GOLD CORPORATION

$250,200,000

83,400,000 Common Shares

This prospectus supplement (the "Prospectus Supplement") of Kinross Gold Corporation ("Kinross" or the "Corporation"), together with the short form base shelf prospectus dated February 11, 2016 (the "Prospectus") qualifies the distribution (the "Offering") of 83,400,000 common shares (the "Offered Shares") of the Corporation at a price of $3.00 per Offered Share (the "Offering Price"). The Offering is made pursuant to an underwriting agreement (the "Underwriting Agreement") dated February 25, 2016 between TD Securities Inc., Scotia Capital Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., GMP Securities L.P., RBC Dominion Securities Inc., Merrill Lynch Canada Inc., Canaccord Genuity Corp., Credit Suisse Securities (Canada), Inc., HSBC Securities (Canada) Inc., J.P. Morgan Securities Canada Inc., Morgan Stanley Canada Limited, Citigroup Global Markets Canada Inc. and National Bank Financial Inc. (collectively, the "Underwriters"). The Offering is being made concurrently in Canada under the terms of this Prospectus Supplement and in the United States under the terms of a Registration Statement on Form F-10 filed with the U.S. Securities and Exchange Commission (the "SEC").

The common shares of the Corporation (the "Common Shares") are listed and posted for trading on the Toronto Stock Exchange (the "TSX") under the symbol "K". On February 24, 2016, the last trading day prior to the date of this Prospectus Supplement, the closing price of the Common Shares on the TSX was Cdn$4.34. In addition, the Common Shares are listed on the New York Stock Exchange (the "NYSE") under the symbol "KGC". On February 24, 2016, the last trading day prior to the date of this Prospectus Supplement, the closing price of the Common Shares on the NYSE was $3.18. The Offering Price was determined by negotiation between the Corporation and the Underwriters. The Corporation has applied to list the Offered Shares on the TSX and NYSE. Listing of the Offered Shares will be subject to the Corporation fulfilling all of the listing requirements of the TSX and the NYSE.

Price: $3.00 per Offered Share

	Price to the Public	Underwriting Fee(1)	Net Proceeds to Kinross(2)
Per Offered Share	$3.00	$0.12	$2.88
Total(3)	$250,200,000	$10,008,000	$240,192,000
(1)
The Corporation has agreed to pay the Underwrites a fee (the "Underwriting Fee") equal to 4.0% of the gross proceeds of the Offering.

(2)
After deducting the Underwriting Fee but before deducting the expenses of the Offering estimated to be approximately $1,050,000.

(3)
Kinross has granted the Underwriters an option (the "Over-Allotment Option"), exercisable in whole or in part at the sole discretion of the Underwriters, at any time for a period of 30 days from the closing of the Offering, to purchase up to 12,510,000 additional Common Shares (the "Additional Shares") on the same terms and conditions set forth above solely to cover over-allotments, if any, and for market stabilization purposes. If the Underwriters exercise the Over-Allotment Option in full, the total "Price to the Public" will be $287,730,000, the total "Underwriting Fee" will be $11,509,200 and the total "Net Proceeds to Kinross" will be $276,220,800 (before deducting expenses of the Offering). This Prospectus Supplement also qualifies the granting of the Over-Allotment Option and the distribution of the Additional Shares that may be offered in relation to the Over-Allotment Option. A purchaser who acquires Common Shares forming part of the Underwriters' over-allocation position acquires such Common Shares under this Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. See "Plan of Distribution".

The following table sets out the number of Additional Shares that may be issued by the Corporation to the Underwriters pursuant to the Over-Allotment Option.

Underwriters' Position	Maximum Size	Exercise Period	Exercise Price
Over-Allotment Option	Up to 12,510,000 Additional Shares	Up to 30 days from the closing of the Offering	$3.00 per Additional Share

All dollar amounts in this Prospectus Supplement are in United States dollars, unless otherwise indicated. See "Currency Presentation and Exchange Rate Information".

Under the Underwriting Agreement, Kinross has agreed to sell, and the Underwriters have severally agreed to purchase, subject to compliance with all necessary legal requirements and to the terms and conditions contained in the Underwriting Agreement, the Offered Shares. After the Underwriters have made reasonable efforts to sell all of the Offered Shares at the Offering Price, the Underwriters may offer the Offered Shares at a lower price than stated above. Any such reduction will not affect the proceeds received by Kinross. See "Plan of Distribution".

The Underwriters, as principals, conditionally offer the Offered Shares, subject to prior sale, if, as and when issued by Kinross and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of Kinross by Osler, Hoskin & Harcourt LLP with respect to Canadian legal matters and Sullivan & Cromwell LLP with respect to U.S. legal matters and on behalf of the Underwriters by Blake, Cassels & Graydon LLP with respect to Canadian legal matters and Shearman & Sterling LLP with respect to U.S. legal matters.

Kinross has been advised by the Underwriters that, in connection with the Offering and subject to applicable laws, the Underwriters may effect transactions intended to stabilize or maintain the market price of the Offered Shares at levels other than those that otherwise might prevail on the open market in accordance with market stabilization rules. Such transactions, if commenced, may be discontinued at any time. See "Plan of Distribution".

Kinross may be considered to be a "connected issuer" of each of TD Securities Inc., Scotia Capital Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., RBC Dominion Securities Inc., Merrill Lynch Canada Inc., Credit Suisse Securities (Canada), Inc., HSBC Securities (Canada) Inc., J.P. Morgan Securities Canada Inc., Morgan Stanley Canada Limited and Citigroup Global Markets Canada Inc. under applicable Canadian securities legislation. Each of TD Securities Inc., Scotia Capital Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., RBC Dominion Securities Inc., Merrill Lynch Canada Inc., Credit Suisse Securities (Canada), Inc., HSBC Securities (Canada) Inc., J.P. Morgan Securities Canada Inc., Morgan Stanley Canada Limited and Citigroup Global Markets Canada Inc. is a subsidiary of a financial institution which is among Kinross' principal lenders. See "Relationship Between Kinross and the Underwriters".

An investment in Offered Shares involves significant risks that should be carefully considered by prospective investors before purchasing Offered Shares. The risks outlined in this Prospectus Supplement, the Prospectus and in the documents incorporated by reference herein and therein should be carefully reviewed and considered by prospective investors in connection with any investment in Offered Shares. See "Cautionary Note Regarding Forward-Looking Information" and "Risk Factors".

Subscriptions for the Offered Shares will be received subject to rejection or allotment in whole or in part and the Underwriters reserve the right to close the subscription books at any time without notice. Other than pursuant to certain exceptions, registration of interests in and transfers of Offered Shares held through CDS Clearing and Depositary Services Inc. ("CDS"), or its nominee, will be made electronically through the non-certificated inventory ("NCI") system of CDS. Offered Shares registered to CDS or its nominee will be deposited electronically with CDS on an NCI basis on the date of closing of the Offering (the "Closing Date"). A purchaser of Offered Shares will receive only a customer confirmation from the registered dealer through which the Offered Shares are purchased. The Corporation expects that delivery of the Offered Shares will be made against payment therefor on or about the Closing Date, which will be the sixth business day (in the United States) following the date of pricing of the Offered Shares. Trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, investors who wish to trade Offered Shares prior to the Closing Date may be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Investors who wish to trade Offered Shares prior to the Closing Date should consult their own advisors. See "Plan of Distribution".

THE OFFERED SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This Offering is being made by a Canadian issuer that is permitted, under the multi-jurisdictional disclosure system ("MJDS") adopted in the United States and Canada, to prepare this Prospectus Supplement and the Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. The Corporation prepares its financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"). Thus, the Corporation's financial statements may not be comparable to the financial statements of United States companies.

Prospective investors should be aware that the acquisition of Offered Shares may have tax consequences both in the United States and in Canada. Such consequences for purchasers who are resident in, or citizens of, the United States or who are resident in Canada may not be described fully herein. Prospective investors should read the tax discussion contained under the headings "Certain United States Federal Income Tax Considerations" and "Certain Canadian Federal Income Tax Considerations" in this Prospectus Supplement and should consult their own tax advisors with respect to their own personal circumstances.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Corporation is incorporated under the laws of the Province of Ontario, Canada, that most of its officers and directors are residents of Canada, that some or all of the Underwriters or experts named in this Prospectus Supplement or the registration statement are residents of Canada, and that all or a substantial portion of the assets of the Corporation and said persons are located outside of the United States.

Directors of the Corporation residing outside of Canada have appointed Kinross Gold Corporation at 17th Floor, 25th York Street, Toronto, Ontario M5J 2V5 as agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgments against any person that resides outside of Canada, even if the person has appointed an agent for service of process.

The Corporation's head and registered office is located at 17th Floor, 25 York Street, Toronto, Ontario M5J 2V5.

i

ABOUT THIS PROSPECTUS SUPPLEMENT

        This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Offered Shares being offered and also adds to and updates information contained in the accompanying Prospectus and the documents incorporated by reference herein and therein. The second part, the Prospectus, gives more general information, some of which may not apply to the Offered Shares being offered under this Prospectus Supplement. This Prospectus Supplement is deemed to be incorporated by reference into the Prospectus solely for the purposes of the Offering constituted by this Prospectus Supplement.

        In this Prospectus Supplement, the Corporation and its subsidiaries are collectively referred to as the "Corporation" or "Kinross", unless the context otherwise requires. The Corporation has not, and the Underwriters have not, authorized anyone to provide readers with information different from that contained in this Prospectus Supplement and the Prospectus or in any free writing prospectus prepared by the Corporation. The Corporation takes no responsibility for, and can provide no assurance as to the reliability of any other information that others may give readers of this Prospectus Supplement and Prospectus. If the description of the Offered Shares or any other information varies between this Prospectus Supplement and the Prospectus (including the documents incorporated by reference herein and therein), the investor should rely on the information in this Prospectus Supplement. The Corporation is not, and the Underwriters are not, making an offer of Offered Shares in any jurisdiction where the offer is not permitted.

        Readers should not assume that the information contained or incorporated by reference in this Prospectus Supplement and the Prospectus is accurate as of any date other than the date of this Prospectus Supplement and the Prospectus or the respective dates of the documents incorporated by reference herein or therein, unless otherwise noted herein or as required by law. It should be assumed that the information appearing in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein are accurate only as of their respective dates. The business, financial condition, results of operations and prospects of the Corporation may have changed since those dates.

        The Corporation does not undertake to update the information contained or incorporated by reference herein except as required by applicable securities laws. Information contained on, or otherwise accessed through, the website of the Corporation, www.kinross.com, shall not be deemed to be a part of this Prospectus Supplement and Prospectus and such information is not incorporated by reference herein.

        Except as the context otherwise requires, when used herein, all references to Offered Shares include any Additional Shares issued in connection with any exercise of the Over-Allotment Option.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

        All statements, other than statements of historical fact, contained or incorporated by reference in this Prospectus Supplement and the Prospectus including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute "forward-looking information" or "forward-looking statements" within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for "safe harbor" under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this Prospectus Supplement and the Prospectus, or in the case of any documents incorporated by reference herein or therein, as of the date of such documents.

        Forward-looking statements contained or incorporated by reference in this Prospectus Supplement and the Prospectus, include, without limitation, statements with respect to our guidance for production; production costs of sales, all-in sustaining cost and capital expenditures; mineral reserve and mineral resource estimates; expected savings pursuant to our cost review and reduction initiatives including, without limitation, optimization of projects and operations, as well as references to other possible events; the future price of gold and silver; the realization of mineral reserve and mineral resource estimates; the timing and amount of estimated future production; costs of production; capital expenditures; costs and timing of the development of projects and new deposits; success of exploration, development and mining activities; permitting timelines; currency fluctuations; requirements for additional capital; government regulation of mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; limitations on insurance coverage; project studies; mine life extensions; restarting suspended or disrupted operations; continuous improvement initiatives; and the completion and timing of acquisitions. The words "alternative", "anticipate", "assumption", "believe", "budget", "concept", "contemplate", "consideration", "contingent", "encouraging", "estimates", "expects", "explore", "feasibility", "focus", "forecast", "guidance", "indicate", "initiative", "possible", "potential", "pre-feasibility", "priority", "projection", "prospect", "pursue", "seek", "schedule", "study", "target", "timeline" or "view", or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should, would, might or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements.

        Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this Prospectus Supplement and the Prospectus, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth in the AIF and 2015 MD&A (all as defined below and incorporated by reference into this Prospectus Supplement and Prospectus) as well as: (1) there being no significant disruptions affecting the operations of the Corporation or any entity in which it now or hereafter directly or indirectly holds an investment, whether due to extreme weather events (including, without limitation, excessive or lack of rainfall) and other or related natural disasters, labour disruptions (including, but not limited to, following announced and/or implemented workforce reductions at Tasiast), supply disruptions, power disruptions, damage to equipment or otherwise; (2) permitting, development, operations and production from the Corporation's operations being consistent with our current expectations including, without limitation, land acquisitions and permitting for the construction and operation of the new tailings facility, water and power supply and launch of the new tailings reprocessing facility at Paracatu; (3) political and legal developments in any jurisdiction in which the Corporation, or any entity in which it now or hereafter directly or indirectly holds an investment, operates being consistent with its current expectations including, without limitation, the impact of any escalating political tensions and uncertainty in the Russian Federation and Ukraine or any related sanctions and any other similar restrictions or penalties imposed, or actions taken, by any government, potential power rationing in Brazil and potential amendments to the Brazilian Mining Code, the Chilean Water Code and/or other water use restrictions and regulatory actions in Chile, the Minerals and Mining Act (2006) and dam safety regulation in Ghana, the Customs Code and the Mining Code, (including but not limited amendments to the VAT regime pursuant to the 2015 Budget Law) in Mauritania, and the Tax Code in Russia (including, but not limited to, the interpretation, implementation and application of any such amendments), being consistent with Kinross' current expectations; (4) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian ruble, Mauritanian ouguiya, Ghanaian cedi and the United States dollar being approximately consistent with current levels; (5) certain price assumptions for gold and silver; (6) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (7) production and cost of sales forecasts for the Corporation, and entities in which it now or hereafter directly or indirectly holds an investment, meeting expectations; (8) the accuracy of the current mineral reserve and mineral resource estimates of the Corporation (including but not limited to ore tonnage and ore grade estimates); (9) labour and materials costs increasing on a basis consistent with Kinross' current expectations; (10) the development of, operations at and production from the Corporation's operations, being consistent with Kinross' current expectations; (11) the terms and conditions of the legal and fiscal stability agreements for the Tasiast and Chirano operations being interpreted and applied in a manner consistent with their intent and Kinross' expectations; (12) goodwill and/or asset impairment potential; and (13) access to capital markets, including but not limited to maintaining its credit ratings, being consistent with the Corporation's current expectations.

        Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: sanctions (or any other similar restrictions or penalties) now or subsequently imposed, or other actions taken, by, against, in respect of or otherwise impacting any jurisdiction in which the Corporation is domiciled or operates (including but not limited to the Russian Federation, Canada, the European Union and the United States), or any government or citizens of, persons or companies domiciled in, or the Corporation's business, operations or other activities in, any such jurisdiction; litigation commenced, or other claims or actions brought, against the Corporation (and/or any of its directors, officers or employees) in respect of the cessation by the Corporation of investment in and development of the Fruta del Norte project and its sale, or any of the Corporation's prior activities on or in respect thereof or otherwise in Ecuador, including but not limited to in respect of environmental or tax matters; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Corporation, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, royalty, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, the Russian Federation, Mauritania, Ghana, or other countries in which Kinross, or entities in which it now or hereafter directly or indirectly holds an interest, do business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining or development activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions, sanctions or penalties in respect of the Corporation (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada and/or the United States, or any investigations, enforcement actions and/or sanctions under any applicable anti-bribery, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross' actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management's expectations and plans relating to the future.

        All of the forward-looking statements made in this Prospectus Supplement and Prospectus are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the "Risk Factors" section of our AIF and the "Risk Analysis" sections of our 2015 MD&A. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law. The Corporation's public filings with the securities commissions or similar authorities in each of the provinces of Canada can be found through the System for Electronic Document Analysis and Retrieval ("SEDAR") on the Corporation's profile at www.sedar.com.

 NOTICE REGARDING PRESENTATION OF OUR MINERAL RESERVE AND RESOURCE ESTIMATES

        In accordance with applicable Canadian securities regulatory requirements, all mineral reserve and mineral resource estimates of Kinross incorporated by reference in this Prospectus Supplement and Prospectus have been prepared in accordance with National Instrument 43-101 — Standards of Disclosure for Mineral Projects ("NI 43-101"), classified in accordance with Canadian Institute of Mining Metallurgy and Petroleum's "CIM Standards on Mineral Resources and Reserves Definitions and Guidelines" (the "CIM Guidelines"). The

definitions of mineral reserves and mineral resources are set out in our disclosure of our mineral reserve and mineral resource estimates that are incorporated by reference in this Prospectus Supplement and Prospectus.

        Kinross uses the terms "mineral resources", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". While those terms are recognized by Canadian securities regulatory authorities, they are not recognized by the SEC. Pursuant to the CIM Guidelines, mineral resources have a higher degree of uncertainty than mineral reserves as to their existence as well as their economic and legal feasibility. Inferred mineral resources, when compared with measured or indicated mineral resources, have the least certainty as to their existence, and it cannot be assumed that all or any part of inferred mineral resources will be upgraded to an indicated or measured mineral resource as a result of continued exploration. Pursuant to NI 43-101, inferred mineral resources may not form the basis of any economic analysis, including any feasibility study. Accordingly, investors are cautioned not to assume that all or any part of a mineral resource exists, will ever be converted into a mineral reserve, or is or will ever be economically or legally mineable or recovered.

ENFORCEMENT OF CERTAIN CIVIL LIABILITIES

        The Corporation is a corporation existing under the laws of the Province of Ontario, Canada. A majority of the assets of the Corporation are located outside of the United States and a majority of the directors and officers of the Corporation and some of the experts named in this Prospectus Supplement and Prospectus are residents of Canada and a majority of their assets are located outside of the United States. As a result, it may be difficult for United States investors to effect service of process within the United States upon those directors, officers or experts who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon civil liability of such directors, officers or experts under United States federal securities laws. The Corporation has been advised by Osler, Hoskin & Harcourt LLP, our Canadian counsel, that a judgment of a United States court predicated solely upon civil liability under such laws would probably be enforceable in Canada if the United States court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. The Corporation has also been advised by such counsel, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

        All references to "$" in this Prospectus Supplement are to United States dollars and all references to "Cdn$" are to Canadian dollars. On February 24, 2016, the Bank of Canada noon rate of exchange was $1.00 = Cdn$1.3766 or Cdn$1.00 = $0.7264.

NON-GAAP FINANCIAL MEASURES

        The 2015 MD&A contains references to certain financial measures that are not recognized under IFRS. Management uses non-GAAP financial measures such as "Adjusted Net Earnings Attributable to Common Shareholders" and "Adjusted Net Earnings per Share" to provide investors with a supplemental measure to evaluate the underlying performance of the Corporation. Management also believes that securities analysts, investors and other interested parties frequently use non-GAAP financial measures in the evaluation of issuers. Management also uses non-GAAP financial measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets, and to assess its ability to meet future debt service, capital expenditure, and working capital requirements. Non-GAAP financial measures do not have standardized meanings and are unlikely to be comparable to any similar measures presented by other companies.

        A reconciliation of non-GAAP financial measures related to the Corporation can be found under the heading "Supplemental Information" in the 2015 MD&A.

ELIGIBILITY FOR INVESTMENT

        In the opinion of Osler, Hoskin & Harcourt LLP, Canadian counsel to the Corporation, and Blake, Cassels & Graydon LLP, Canadian counsel to the Underwriters, based on the provisions of the Income Tax Act (Canada) (the "Tax Act") and the regulations thereunder (the "Regulations") in effect on the date hereof, the Offered Shares to be issued under this Prospectus Supplement if issued on the date hereof, would be, on such date, qualified investments under the Tax Act and Regulations for trusts governed by registered retirement savings plans ("RRSPs"), registered retirement income funds ("RRIFs"), registered education savings plans, deferred profit sharing plans, registered disability savings plans and tax-free savings accounts ("TFSAs"), provided that such shares are then listed on a designated stock exchange (which currently includes the TSX and NYSE).

        Notwithstanding that the Offered Shares may be qualified investments, a holder of a TFSA or an annuitant under an RRSP or RRIF will be subject to a penalty tax if the Offered Shares are a "prohibited investment" (as defined in the Tax Act) for a trust governed by a TFSA, RRSP or RRIF. Provided the annuitant of the RRSP or RRIF or the holder of the TFSA, as the case may be, deals at arm's length with the Corporation and does not have a "significant interest" (within the meaning of the Tax Act) in the Corporation, the Offered Shares will not be a prohibited investment under the Tax Act for such RRSP, RRIF or TFSA.

DOCUMENTS INCORPORATED BY REFERENCE

        This Prospectus Supplement is deemed to be incorporated by reference in the Prospectus solely for the purpose of the distribution of the Offered Shares. Information has been incorporated by reference in this Prospectus Supplement from documents filed with the securities commissions or similar authorities in each of the provinces of Canada and with the SEC. Copies of the documents incorporated by reference herein may be obtained on request without charge from the Corporate Secretary of the Corporation at 17th Floor, 25 York Street, Toronto, Ontario, M5J 2V5 (Telephone (416) 365-5123) and are also available electronically at www.sedar.com. The filings of the Corporation through SEDAR are not incorporated by reference in this Prospectus Supplement except as specifically set out herein.

        The information incorporated by reference is considered part of this Prospectus Supplement, and information filed with the securities commission or similar authorities in each of the provinces of Canada subsequent to this Prospectus Supplement and prior to the termination of the Offering will be deemed to update and, if applicable, supersede this information. The following documents, filed by the Corporation with the securities commissions or similar authorities in each of the provinces of Canada, are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement:

  (a)
  annual information form of the Corporation for the year ended December 31, 2014 dated March 31, 2015 ("AIF");

  (b)
  audited consolidated financial statements of the Corporation as at and for the years ended December 31, 2015 and 2014, together with the notes thereto and the auditor's report thereon;

  (c)
  management's discussion and analysis of financial condition and result of operations of the Corporation for the year ended December 31, 2015 (the "2015 MD&A");

  (d)
  management information circular of the Corporation dated March 24, 2015 prepared in connection with the annual and special meeting of shareholders held on May 6, 2015;

  (e)
  material change report of the Corporation dated February 18, 2015 relating to the update on the Tasiast mill expansion and disclosure of certain material non-cash impairment charges taken in connection with the 2014 year-end financial results;

  (f)
  material change report of the Corporation dated November 23, 2015 relating to the announcement of the entering into of a definitive asset purchase agreement with Barrick Gold Corporation to acquire 100% of the Bald Mountain gold mine and 50% of the Round Mountain gold mine that the Corporation does not already own; and

  (g)
  template version of the term sheet for the Offering dated February 24, 2016 (the "Marketing Materials").

        Any document of the type referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101 — Prospectus Distributions (excluding confidential material change reports), if filed by the Corporation with a securities commission or similar regulatory authority in Canada after the date of this Prospectus Supplement disclosing additional or updated information including the documents incorporated by reference therein, filed pursuant to the requirements of applicable securities legislation in Canada and during the period that this Prospectus Supplement is effective, shall be deemed to be incorporated by reference in this Prospectus

Supplement. In addition, all documents filed with or furnished to the SEC on Form 6-K or Form 40-F by the Corporation on or after the date of this Prospectus Supplement shall be deemed to be incorporated by reference into the Prospectus and the registration statement on Form F-10 of which this Prospectus Supplement forms a part, if and to the extent expressly provided in such document. The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Corporation and the readers should review all information contained in this Prospectus Supplement, the Prospectus and the documents incorporated or deemed to be incorporated by reference herein and therein.

        Any statement contained in the Prospectus Supplement or Prospectus or in a document incorporated or deemed to be incorporated by reference herein or therein shall be deemed to be modified or superseded, for purposes of the Prospectus Supplement and Prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein modifies, replaces or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement or Prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document or statement that it modifies or supersedes.

        The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

 MARKETING MATERIALS

        The Marketing Materials are not part of this Prospectus Supplement or the Prospectus to the extent that the contents of the Marketing Materials have been modified or superseded by a statement contained in this Prospectus Supplement or any amendment. Any "template version" of "marketing materials" (each as defined in National Instrument 41-101 — General Prospectus Requirements) filed with the securities commission or similar authority in each of the provinces of Canada in connection with the Offering after the date hereof but prior to the termination of the distribution of the Offered Shares under this Prospectus Supplement (including any amendments to, or an amended version of, the Marketing Materials) is deemed to be incorporated by reference herein.

KINROSS GOLD CORPORATION

        Kinross is principally engaged in the mining and processing of gold and, as a by-product, silver ore and the exploration for, and the acquisition of, gold bearing properties in the Americas, the Russian Federation, West Africa and worldwide. The principal products of Kinross are gold and silver produced in the form of doré that is shipped to refineries for final processing.

        Kinross' strategy is to increase shareholder value through increases in precious metal reserves, net asset value, production, long-term cash flow and earnings per share. Kinross' strategy also consists of optimizing the performance, and therefore, the value, of existing operations, investing in quality exploration and development projects and acquiring new potentially accretive properties and projects.

Recent Developments

        On February 18, 2016, Standard & Poor's changed the Corporation's rating on its senior unsecured debt from BBB- to BB+ and changed the ratings outlook from negative to stable.

CONSOLIDATED CAPITALIZATION

        There have been no material changes to the Corporation's share and loan capitalization on a consolidated basis since December 31, 2015, except for the $175 million drawn on the Corporation's revolving credit facility in January 2016.

        As a result of the issuance of the Offered Shares which may be distributed under this Prospectus Supplement (including the Additional Shares issuable pursuant to the Over-Allotment Option), the share capital of the Corporation may increase by up to a maximum of $275,170,800 after deducting the Underwriting Fee and the estimated expenses of the Offering and a maximum of an additional 95,910,000 Common Shares may be issued.

PLAN OF DISTRIBUTION

        Pursuant to the Underwriting Agreement, the Corporation has agreed to sell and the Underwriters have severally (and not jointly nor jointly and severally) agreed to purchase on the Closing Date, or such other date as may be agreed upon by the Corporation and the Underwriters, subject to the terms and conditions stated in the Underwriting Agreement, all but not less than all of the Offered Shares at the Offering Price, payable in cash to the Corporation against delivery of such Offered Shares. The Offering Price was determined by negotiation between the Corporation and the Underwriters.

        The obligations of the Underwriters under the Underwriting Agreement may be terminated upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the Offered Shares if any Offered Shares are purchased under the Underwriting Agreement, but are not obligated to take up and pay for any Additional Shares. The Underwriters are offering the Offered Shares, subject to prior sale, if, as and when issued to and accepted by them, subject to certain conditions contained in the Underwriting Agreement, such as receipt by the Underwriters of officers' certificates and legal opinions.

        The Offering is being made concurrently in all of the provinces of Canada and in the United States pursuant to MJDS. The Offered Shares will be offered in Canada and the United States through the Underwriters either directly or through their respective Canadian or U.S. broker-dealer affiliates or agents, as applicable. No Offered Shares will be offered or sold in any jurisdiction except by or through brokers or dealers duly registered under the applicable securities laws of that jurisdiction, or in circumstances where an exemption from such registered dealer requirements is available.

        The Offering Price of the Offered Shares for all investors will be payable in U.S. dollars, unless the Underwriters otherwise agree. All of the proceeds of the Offering will be paid to the Corporation by the Underwriters in U.S. dollars based on the U.S. dollar Offering Price.

        Subscriptions for the Offered Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Other than pursuant to certain exceptions, registration of interests in and transfers of Offered Shares held through CDS or its nominee, will be made electronically through the NCI system of CDS. Offered Shares registered to CDS or its nominee will be deposited electronically with CDS on an NCI basis on the Closing Date. A purchaser of Offered Shares will receive only a customer confirmation from the registered dealer through which the Offered Shares are purchased.

        The Corporation expects that delivery of the Offered Shares will be made against payment therefor on the Closing Date, which will be the sixth business day (in the United States) following the date of pricing of the Offered Shares. Under Rule 15c6-1 under the U.S. Exchange Act of 1934, as amended (the "U.S. Exchange Act"), trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, investors who wish to trade Offered Shares prior to the Closing Date may be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Investors who wish to trade Offered Shares prior to the Closing Date should consult their own advisors.

Over-Allotment Option

        The Corporation has granted to the Underwriters the Over-Allotment Option, exercisable in whole or in part, in the sole discretion of the Underwriters, for a period of 30 days from the closing of the Offering, to purchase up to 12,510,000 Additional Shares at the Offering Price, to cover over-allotments, if any, and for market stabilization purposes. A person who acquires Common Shares forming part of the Underwriters' over-allocation position acquires such shares under this Prospectus Supplement and the Prospectus regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. This Prospectus Supplement, and the accompanying Prospectus, qualify the distribution of the Over-Allotment Option and the distribution of the Additional Shares issuable upon exercise of the Over-Allotment Option.

Underwriting Fee

        The Corporation has agreed to pay a cash fee to the Underwriters in the amount equal to 4.0% ($0.12 per Offered Share sold) of the gross proceeds of the sale of the Offered Shares, including gross proceeds realized on the sale of Additional Shares issuable upon exercise of the Over-Allotment Option, if any.

        The Underwriters propose to offer the Offered Shares initially at the price specified on the cover of this Prospectus Supplement. After the Underwriters have made a reasonable effort to sell all of the Offered Shares at the price specified on the cover page, the price may be decreased and may be further changed from time to time to an amount not greater than that set out on the cover page, and the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Offered Shares is less than the gross proceeds paid by the Underwriters to the Corporation.

Price Stabilization and Short Positions

        Until the distribution of the Offered Shares is completed, SEC rules may limit the Underwriters from bidding for and purchasing Common Shares. However, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Shares, such as bids or purchases to peg, fix or maintain that price in accordance with Regulation M under the U.S. Exchange Act.

        Pursuant to rules and policy statements of certain Canadian provincial securities regulatory authorities, the Underwriters may not, at any time during the period ending on the date the selling process for the Offered Shares ends and all stabilization arrangements relating to the Common Shares are terminated, bid for or purchase Common Shares for their own account or for accounts over which they exercise control or direction. The foregoing restrictions are subject to certain exceptions, on the condition that the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Common Shares. These exceptions include bids or purchases permitted under the Universal Market Integrity Rules for Canadian Marketplaces administered by the Investment Industry Regulatory Organization of Canada relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Subject to the foregoing, in connection with this Offering, the Underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Common Shares at levels which might not prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

        If the Underwriters create a short position in the Common Shares in connection with the Offering, i.e., if they sell more Offered Shares than are listed on the cover of this Prospectus Supplement, the Underwriters may reduce that short position by purchasing Common Shares in the open market. The Underwriters may also elect to reduce any short position by exercising all or part of the Over-Allotment Option described above. Purchases of Common Shares to stabilize the price or to reduce a short position may cause the price of the Common Shares to be higher than it might otherwise be in the absence of such purchases. No representation is made as to the magnitude or effect of any such stabilization or other activities. The Underwriters are not required to engage in these activities.

Lock-Up Agreements

        Pursuant to the Underwriting Agreement, the Corporation has agreed, subject to certain exceptions, not to directly or indirectly issue or agree to issue any Common Shares or securities or other financial instruments convertible into or having the right to acquire Common Shares, or disclose to the public any intention to do so, for a period from the date of the Underwriting Agreement until 90 days following closing of the Offering without the prior written consent of the Underwriters, which consent will not be unreasonably withheld. Exceptions to this include the issuance of securities which may be used for acquisitions.

Indemnity and Contribution

        The Corporation has agreed to indemnify the Underwriters, and certain related parties, against certain liabilities and expenses and to contribute to payments that the Underwriters may be required to make in respect thereof that are directly or indirectly based on or resulting from the Offering.

Stock Exchange Listing

        The Common Shares are listed on the TSX and the NYSE. The Corporation has applied to list the Offered Shares on the TSX and the NYSE. Listing will be subject to the Corporation fulfilling all of the listing requirements of the TSX and the NYSE.

Conflicts of Interest

        As described under "Use of Proceeds," the net proceeds of this Offering may be used in part to repay borrowings under existing credit facilities. Because more than 5% of the proceeds from this Offering, not including the Underwriting Fee, may be paid to affiliates of certain of the Underwriters, this Offering will be made in accordance with Rule 5121 of the Financial Industry Regulatory Authority ("FINRA"). Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this Offering, as the Common Shares have a bona fide public market within the meaning of FINRA Rule 5121.

Relationship with TMX

        Each of TD Securities Inc., Scotia Capital Inc., CIBC World Markets Inc. and National Bank Financial Inc. or an affiliate thereof owns or controls an equity interest in TMX Group Limited ("TMX") and has a nominee director serving on its board. As such, each such Underwriter may be considered to have an economic interest in the listing of securities on an exchange owned or operated by TMX, including the TSX, the TSX Venture Exchange and the Alpha Exchange (each, an "Exchange"). No person or company is required to obtain products or services from TMX or its affiliates as a condition of any such Underwriter supplying or continuing to supply a product or service. TD Securities Inc., Scotia Capital Inc., CIBC World Markets Inc. and National Bank Financial Inc. do not require the Corporation to list securities on any of the Exchanges as a condition of supplying or continuing to supply underwriting or any other services.

USE OF PROCEEDS

        The estimated net proceeds to Kinross from the Offering, after deducting the Underwriting Fee but before deducting the expenses of the Offering are estimated to be approximately $240,192,000 (or approximately $276,220,800 if the Over-Allotment Option is exercised in full).

        Kinross intends to use the net proceeds of the offering to strengthen its balance sheet and improve the long-term liquidity position of the Corporation by using approximately $175 million of the net proceeds to repay indebtedness under the Corporation's credit facility that was incurred to fund part of the cash payment to Barrick Gold Corporation in relation to the acquisition of 100% of the Bald Mountain gold mine and 50% of the Round Mountain gold mine in Nevada. The remainder of the proceeds will be used to repay debt maturing in 2016 and for general corporate purposes.

 DESCRIPTION OF COMMON SHARES

        Kinross is authorized to issue an unlimited number of Common Shares and 1,147,587,983 Common Shares were issued and outstanding as of February 24, 2016. As a result of the Offering there will be 1,243,497,983 Common Shares outstanding (assuming the Over-Allotment Option is exercised in full). For a description of the terms and provisions of the Common Shares, see "Description of Common Shares" in the Prospectus.

RELATIONSHIP BETWEEN KINROSS AND CERTAIN UNDERWRITERS

        A syndicate of banks have provided the Corporation with a $1.5 billion revolving credit facility, of which certain banking affiliates of TD Securities Inc., Scotia Capital Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., RBC Dominion Securities Inc., Merrill Lynch Canada Inc., Credit Suisse Securities (Canada), Inc., HSBC Securities (Canada) Inc., J.P. Morgan Securities Canada Inc., Morgan Stanley Canada Limited and Citigroup Global Markets Canada Inc. have made available an aggregate amount of $1.18 billion (the "Credit Facility"). As a result, the Corporation may be considered a "connected issuer" to these Underwriters for purposes of Canadian securities laws. The Corporation is not in default of its obligations to the lenders under the Credit Facility and the lenders have not waived any breach of the agreement since its execution. The Corporation currently has $206 million drawn on the Credit Facility. Certain of the Corporation's material subsidiaries have guaranteed the Corporation's indebtedness under the Credit Facility. The financial position of the Corporation has not materially changed since such indebtedness was incurred under the Credit Facility, other than as has been publicly disclosed and/or as disclosed within this Prospectus Supplement or the accompanying Prospectus. The determination of the terms and conditions of the Offering were made through negotiations among the Underwriters and the Corporation without the involvement of the lenders. The Underwriters will derive no benefit from the Offering other than their fees described under "Plan of Distribution — Underwriters' Fee". The Corporation intends to use approximately $175 million of the net proceeds of the Offering to repay a portion of the Credit Facility as described under "Use of Proceeds".

 PRIOR SALES

        During the 12 month period before the date of this Prospectus Supplement, the Corporation has issued Common Shares and securities that are convertible into Common Shares as follows:

Date	Issuance Type	Total Number of Securities Issued	Issue or Exercise Price per Security
			(Cdn$)
Common Shares
February 27, 2015	Vesting of Restricted Share Units ("RSUs")	555	3.37
March 19, 2015	Vesting of RSUs	2,178	3.37
March 30, 2015	Vesting of RSUs	997	3.37
May 11, 2015	Vesting of RSUs	37,999	3.02
May 12, 2015	Vesting of RSUs	7,030	3.02
May 14, 2015	Vesting of RSUs	21,397	3.02
May 25, 2015	Vesting of RSUs	1,662	2.96
May 29, 2015	Vesting of RSUs	1,245	3.02
August 6, 2015	Vesting of RSUs	20,583	2.29
August 11, 2015	Vesting of RSUs	12,718	2.29
August 18, 2015	Vesting of RSUs	72,990	2.70
September 3, 2015	Vesting of RSUs	839	2.36
September 17, 2015	Vesting of RSUs	31	2.13
September 22, 2015	Vesting of RSUs	8,123	2.13
	Vesting of Performance Share Units ("RPSUs")	21,123	2.13
October 14, 2015	Vesting of RSUs	12,071	2.13
	Vesting of RPSUs	31,280	2.13
November 12, 2015	Vesting of RSUs	18,773	2.38
November 18, 2015	Vesting of RSUs	42,626	2.33
December 3, 2015	Vesting of RSUs	4,511	2.64
December 15, 2015	Vesting of RSUs	7,846	2.63
December 18, 2015	Vesting of RSUs	6,660	2.55
February 16, 2016	Vesting of RSUs	524,437	4.14
February 18, 2016	Vesting of RSUs	16,890	4.14
	Vesting of RSUs	131,855	3.90
February 19, 2016	Vesting of RSUs	247,091	3.90
	Vesting of RSUs	76,513	4.15
	Vesting of RPSUs	51,009	4.15
RSUs
May 8, 2015	RSU awards granted pursuant to the Restricted Share Plan	135,136	2.96	(1)
February 15, 2016	RSU awards granted pursuant to the Restricted Share Plan	2,090,597	4.17	(1)
RPSUs
May 8, 2015	RPSU awards granted pursuant to the Restricted Share Plan	318,173	2.68	(1)
February 15, 2016	RPSU awards granted pursuant to the Restricted Share Plan	1,887,419	4.47	(1)

Date	Issuance Type	Total Number of Securities Issued	Issue or Exercise Price per Security
			(Cdn$)
Options
May 8, 2015	Option awards granted pursuant to the Share Option Plan	187,074	2.96
February 15, 2016	Option awards granted pursuant to the Share Option Plan	1,872,352	4.17

Notes:

(1)
Represents the fair value of the RSU or RPSU at the date of the grant of the award.

TRADING PRICE AND VOLUME

        The Common Shares are currently listed on the TSX under the trading symbol "K" and the NYSE under the trading symbol "KGC". On February 24, 2016, the last trading day prior to the date of this Prospectus Supplement, the closing price of the Common Shares on the TSX and the NYSE was Cdn$4.34 and $3.18, respectively.

        The following table sets forth the reported price range and the trading volume for the Common Shares on the TSX for the 12-month period prior to the date of this Prospectus Supplement.

	Price Range
Period	High	Low		Trading Volume
2015
February	Cdn$4.33	Cdn$	3.28	49,163,952
March	Cdn$3.60	Cdn$	2.80	61,101,306
April	Cdn$3.05	Cdn$	2.75	51,779,439
May	Cdn$3.13	Cdn$	2.81	59,678,122
June	Cdn$3.19	Cdn$	2.74	56,754,081
July	Cdn$2.98	Cdn$	2.10	47,453,011
August	Cdn$2.85	Cdn$	2.15	53,552,645
September	Cdn$2.46	Cdn$	1.79	59,621,381
October	Cdn$3.16	Cdn$	2.23	60,799,838
November	Cdn$2.74	Cdn$	2.26	43,102,919
December	Cdn$2.86	Cdn$	2.46	63,938,390
2016
January	Cdn$2.84	Cdn$	1.91	65,814,358
February 1-24	Cdn$4.63	Cdn$	2.27	133,283,105
Total for Periods				806,042,547

        The following table sets forth the reported price range and the trading volume for the Common Shares on the NYSE for the 12-month period prior to the date of this Prospectus Supplement.

	Price Range
Period	High	Low	Trading Volume
2015
February	$3.47	$2.64	174,283,286
March	$3.05	$2.20	253,814,249
April	$2.47	$2.19	226,311,789
May	$2.62	$2.24	141,326,943
June	$2.59	$2.20	183,656,576
July	$2.36	$1.60	234,368,207
August	$2.19	$1.62	232,655,549
September	$1.87	$1.35	236,595,769
October	$2.40	$1.68	261,198,477
November	$2.10	$1.71	160,525,492
December	$2.14	$1.75	178,804,242
2016
January	$2.02	$1.31	211,941,103
February 1-24	$3.36	$1.62	331,395,309
Total for Periods			2,826,876,991

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

        In the opinion of Osler, Hoskin & Harcourt LLP, Canadian counsel to the Corporation, and Blake, Cassels & Graydon LLP, Canadian counsel to the Underwriters, the following is a summary of the principal Canadian federal income tax considerations under the Tax Act generally applicable to a holder who acquires as beneficial owner Offered Shares under the Offering and who, for purposes of the Tax Act and at all relevant times, deals at arm's length with, and is not affiliated with, the Corporation or any of the Underwriters, acquires and holds the Offered Shares as capital property and has not entered into, with respect to their Offered Shares, a "derivative forward agreement" as that term is defined in the Tax Act (a "Holder"). Generally the Offered Shares will be considered to be capital property to a Holder thereof provided that the Holder does not use or hold the Offered Shares in the course of carrying on a business and such Holder has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

        This summary is based on the facts set out in this Prospectus Supplement and the Prospectus, the provisions of the Tax Act and the Regulations in force as of the date prior to the date hereof, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the "Canada-U.S. Tax Convention"), and counsel's understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the "CRA") published in writing by the CRA prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals") and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all. This summary does not otherwise take into account or anticipate any changes in law or in the administrative policies or assessing practices of the CRA, whether by way of judicial, legislative or governmental decision or action. This summary is not exhaustive of all possible Canadian federal income tax considerations, and does not take into account other federal or any provincial or foreign tax legislation or considerations, which may differ from those described in this summary.

        This summary is of a general nature only and is not, and is not intended to be, and should not be construed to be, legal or tax advice to any particular Holder, and no representations concerning the tax consequences to any particular Holder are made. The tax consequences of acquiring, holding and disposing of Offered Shares will vary according to the Holder's particular circumstances. Holders should consult their own tax advisors regarding the tax considerations applicable to them having regard to their particular circumstances.

Currency Conversion

        Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the Offered Shares must be converted into Canadian dollars based on exchange rates as determined in accordance with the Tax Act. The amount of dividends required to be included in the income of, and capital gains or capital losses realized by, a Holder may be affected by fluctuations in the Canadian / U.S. dollar exchange rate.

Taxation of Resident Holders

        The following portion of the summary generally applies to a Holder who, for purposes of the Tax Act and any applicable income tax treaty or convention, is or is deemed to be resident in Canada at all relevant times (a "Resident Holder"). Certain Resident Holders to whom Offered Shares might not otherwise constitute capital property may make, in certain circumstances, or may have already made an irrevocable election permitted by subsection 39(4) of the Tax Act the effect of which may be to deem to be capital property any Offered Shares (and all other "Canadian Securities", as defined in the Tax Act) owned by such Resident Holder in the taxation year in which the election is made and in all subsequent taxation years. Resident Holders should consult their own tax advisors regarding this election.

        This portion of the summary is not applicable to a Holder (i) that is a "specified financial institution" as defined in the Tax Act, (ii) an interest in which is a "tax shelter investment" as defined in the Tax Act, (iii) that is, for purposes of certain rules (referred to as the mark-to-market rules) applicable to securities held by financial institutions, a "financial institution" as defined in the Tax Act, (iv) that reports its "Canadian tax results" as defined in the Tax Act in a currency other than Canadian currency, or (v) a purchaser that is a corporation and is, or becomes as part of a transaction or event or series of transactions or events that includes the acquisition of Offered Shares, controlled by a non-resident corporation for the purposes of the foreign affiliate dumping rules in section 212.3 of the Tax Act. Such Holders should consult their own tax advisors.

Dividends on Offered Shares

        Dividends (including deemed dividends) received on the Offered Shares by a Resident Holder who is an individual (other than certain trusts) will be included in the individual's income and will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received by individuals from "taxable Canadian corporations", as defined in the Tax Act, including the enhanced gross-up dividend tax credit rules applicable to any dividends designated by the Corporation as "eligible dividends" in accordance with the Tax Act. There may be limits on the ability of the Corporation to designate dividends as eligible dividends.

        Dividends received (or deemed to be received) on the Offered Shares by a Resident Holder that is a corporation will be included in computing the corporation's income and will generally be deductible in computing its taxable income. In certain circumstances, subsection 55(2) of the Tax Act (as proposed to be amended by Tax Proposals released on July 31, 2015) will treat a taxable dividend received by a Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations are urged to consult their own tax advisors having regard to their particular circumstances. A Resident Holder that is a "private corporation" or a "subject corporation", each as defined in the Tax Act, may be liable to pay a refundable tax under Part IV of the Tax Act on dividends received (or deemed to be received) on the Offered Shares to the extent that such dividends are deductible in computing the Resident Holder's taxable income for the taxation year. The rate of this refundable tax is proposed to be increased from 33 1/3% to 38 1/3% for taxation years ending after 2015, subject to proration for years that begin before 2016.

Disposition of Offered Shares

        Generally, upon a disposition (or a deemed disposition) of an Offered Share a Resident Holder will realize a capital gain (or a capital loss) equal to the amount by which the Resident Holder's proceeds of disposition are greater (or less) than the Resident Holder's adjusted cost base of such share immediately before the disposition or deemed disposition and any reasonable costs of the disposition. The adjusted cost base to the Resident

Holder of an Offered Share acquired pursuant to this Offering will be determined by averaging the cost of such share with the adjusted cost base of all Common Shares of the Corporation owned by the Resident Holder as capital property immediately before the time of acquisition, if any. The tax treatment of capital gains and capital losses is discussed below under "Taxation of Capital Gains and Capital Losses".

Taxation of Capital Gains and Capital Losses

        Generally, one-half of any capital gain (a "taxable capital gain"), realized by a Resident Holder in a taxation year must be included in the Resident Holder's income for that year and one-half of any capital loss (an "allowable capital loss") realized by a Resident Holder in a taxation year must be deducted against taxable capital gains realized by the Resident Holder in the year. Allowable capital losses in excess of taxable capital gains realized in a particular taxation year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized by the Resident Holder in such years, to the extent and in the circumstances described in the Tax Act.

        The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition (or deemed disposition) of an Offered Share may be reduced by the amount of any dividends received (or deemed to be received) by the Resident Holder on such share (or a share substituted for such share) to the extent and under the circumstances described in the Tax Act. Similar rules may apply where an Offered Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Such Resident Holders should consult their own advisors.

Additional Refundable Tax

        A Resident Holder that is throughout the taxation year a "Canadian-controlled private corporation", as defined in the Tax Act, is liable for tax, a portion of which may be refundable, on investment income, including taxable capital gains realized and dividends received or deemed to be received in respect of the Offered Shares (but not dividends or deemed dividends that are deductible in computing taxable income). The rate of this tax is proposed to be increased from 6 2/3% to 10 2/3% for taxation years ending after 2015, subject to protection for years that begin before 2016.

Taxation of Non-Resident Holders

        This portion of the summary is applicable to a Holder who, at all relevant times, is neither resident in Canada nor deemed to be resident in Canada for purposes of the Tax Act and any applicable income tax treaty or convention, and who does not use or hold, (and is not deemed to use or hold) the Offered Shares in connection with carrying on a business in Canada (a "Non-Resident Holder"). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere. Such Non-Resident Holders should consult their own tax advisors with respect to an investment in Offered Shares.

Dividends

        Dividends paid or credited (or deemed to be paid or credited) to a Non-Resident Holder by the Corporation will be subject to Canadian withholding tax at the rate of 25%, subject to a reduction of such rate under the terms of an applicable income tax treaty or convention. In general, in the case of a Non-Resident Holder who is a resident of the United States for purposes of the Canada-U.S. Tax Convention, who is the beneficial owner of the dividend, and who qualifies for full benefits of the Canada-U.S. Tax Convention, the rate of such withholding tax will be reduced to 15%. Non-Resident Holders are urged to consult their own advisors to determine their entitlement to relief under an applicable income tax treaty or convention.

Disposition of Offered Shares

        A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of an Offered Share unless the Offered Share constitutes (or is deemed to constitute) "taxable Canadian property" of such Non-Resident Holder for purposes of the Tax Act, and the gain is not exempt from tax pursuant to the terms of an applicable income tax treaty or convention.

        Provided the Offered Shares are listed on a "designated stock exchange" as defined in the Tax Act (which currently includes the TSX and NYSE) at the time of disposition, the Offered Shares generally will not constitute taxable Canadian property of a Non-Resident Holder unless, at any time during the 60 month period immediately preceding the disposition, (i) at least 25% of the issued shares of any class or series of the capital stock of the Corporation were owned by or belonged to one or any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm's length, and (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; and (ii) more than 50% of the fair market value of such shares was derived, directly or indirectly, from any combination of real or immovable property situated in Canada, "Canadian resource property" (as defined in the Tax Act), "timber resource property" (as defined in the Tax Act), or options in respect of, interests in, or for civil law rights in such properties, whether or not such property exists. Notwithstanding the foregoing, Offered Shares may be deemed to be taxable Canadian property in certain circumstances specified in the Tax Act.

        If the Offered Shares are taxable Canadian property of a Non-Resident Holder, any capital gain realized on the disposition or deemed disposition of such Offered Shares may be exempt from tax under the Tax Act pursuant to the terms of an applicable income tax treaty or convention. Non-Resident Holders whose Offered Shares may constitute taxable Canadian property should consult their own tax advisors.

 CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

        This section describes the material U.S. federal income tax consequences of owning the Offered Shares. It applies to you only if you acquire Offered Shares and hold such shares as capital assets for U.S. federal income tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

  •
  a dealer in securities or currencies;

  •
  a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

  •
  a bank;

  •
  a life insurance company;

  •
  a tax-exempt organization;

  •
  a person that owns Offered Shares as part of a straddle or a hedging or conversion transaction for U.S. federal income tax purposes;

  •
  a person that purchases or sells Offered Shares as part of a wash sale for U.S. federal income tax purposes; or

  •
  a U.S. holder (as defined below) whose functional currency for U.S. federal income tax purposes is not the U.S. dollar.

        This section is based on the Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, existing and proposed regulations under the Code, published rulings and court decisions, all as currently in effect, as well as on the Canada-U.S. Tax Convention. These laws are subject to change, possibly on a retroactive basis. This section does not describe the effect of U.S. federal estate and gift tax laws, or the effect of any applicable state local or non-U.S. tax laws.

        If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds the Offered Shares, the U.S. federal income tax treatment of a partner (or member) will generally depend on the status of the partner and the U.S. federal income tax treatment of the partnership (or other entity). A partner in a partnership (or member of such other entity) holding the Offered Shares should consult its tax advisor with regard to the U.S. federal income tax treatment of an investment in the Offered Shares.

        Please consult your own tax advisor concerning the consequences of owning the Offered Shares in your particular circumstances under the Code and the laws of any other taxing jurisdiction.

        You are a U.S. holder if you are a beneficial owner of an Offered Share and you are:

  •
  an individual who is a citizen or resident (including a lawful permanent resident alien holding a green card) of the United States;

  •
  a domestic corporation or entity treated as a corporation for U.S. federal income tax purposes;

  •
  an estate the income of which is subject to U.S. federal income tax regardless of its source; or

  •
  a trust if (a) a U.S. court can exercise primary supervision over the trust's administration and one or more U.S. persons are authorized to control all substantial decisions of the trust or (b) it has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

        A "non-U.S. holder" is a beneficial owner of an Offered Share that is not a U.S. holder and is not a partnership or other entity treated as a partnership for U.S. federal income tax purposes.

U.S. Holders

Taxation of Dividends

        Under the U.S. federal income tax laws, and subject to the passive foreign investment company ("PFIC") rules discussed below, if the Corporation pays dividends in U.S. dollars, the gross amount of any dividend it pays out of current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) is subject to U.S. federal income taxation. If you are a non-corporate U.S. holder, dividends that constitute qualified dividend income will be taxable to you at the preferential tax rates applicable to long-term capital gains provided that you hold the Offered Shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends the Corporation pays with respect to the Offered Shares should be qualified dividend income provided that the Corporation is not a PFIC in the year the dividend is paid or the previous taxable year.

        You must include any Canadian tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable to you when you receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. Distributions in excess of current and accumulated earnings and profits (as determined for U.S. federal income tax purposes) will be treated as a non-taxable return of capital to the extent of your basis in the Offered Shares and thereafter as capital gain. However, we do not expect to calculate earnings and profits in accordance with U.S. federal income tax principles. Accordingly, you should expect to generally treat distributions we make as dividends.

        Dividends will be income from sources outside the United States and will, depending on your circumstances, be either "passive" or "general" income for purposes of computing the foreign tax credit allowable to you. Subject to certain limitations, the Canadian tax withheld from dividend payments to you will be creditable or deductible against your U.S. federal income tax liability. The rules governing the calculation and timing of foreign tax credits and the deduction of foreign taxes are complex and depend upon your particular circumstances. U.S. holders should consult their tax advisors regarding the availability of the foreign tax credit in their particular circumstances.

        If you receive dividend distributions paid in Canadian dollars, you must include in your income the U.S. dollar value of such Canadian dollar payment, determined at the spot Canadian dollar/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

Taxation of Capital Gains

        Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your Offered Shares, you will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your Offered Shares. Capital gain of a non-corporate U.S. holder is generally taxed at preferential rates where the property is held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Medicare Tax

        A U.S. holder who is an individual, or that is an estate or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (i) the U.S. holder's "net investment income" (or "undistributed net investment income" in the case of an estate or trust) for the relevant taxable year and (ii) the excess of the U.S. holder's modified adjusted gross income for the taxable year over a certain threshold (which in the case of an individual is between $125,000 and $250,000, depending on the individual's circumstances). A U.S. holder's net investment income generally includes its dividend income and its net gains from the disposition of Offered Shares, unless such dividend income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. holder who is an individual, or that is an estate or trust, you should consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the Offered Shares.

Non-U.S. Holders

Taxation of Dividends

        If you are a non-U.S. holder, dividends paid to you in respect of Offered Shares will not be subject to U.S. federal income tax unless (i) the dividends are "effectively connected" with your conduct of a trade or business within the United States, and (ii) the dividends are attributable to a permanent establishment that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to U.S. taxation on a net income basis. In such cases you generally will be taxed in the same manner as a U.S. holder. If you are a corporate non-U.S. holder, "effectively connected" dividends may, under certain circumstances, be subject to an additional "branch profits tax" at 30% or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Taxation of Capital Gains

        If you are a non-U.S. holder, you will not be subject to U.S. federal income tax on gain recognized on the sale or other disposition of your Offered Shares unless:

  •
  (i) the gain is "effectively connected" with your conduct of a trade or business in the United States, and (ii) the gain is attributable to a permanent establishment that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to U.S. taxation on a net income basis; or

  •
  you are an individual, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist.

        If you are a corporate non-U.S. holder, "effectively connected" gains that you recognize may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

PFIC Rules

        The Corporation believes that Offered Shares should not be treated as interests in a PFIC for U.S. federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change.

        In general, if you are a U.S. holder, the Corporation will be a PFIC with respect to you if for any taxable year in which you hold Offered Shares:

  •
  at least 75% of the Corporation's gross income for the taxable year is passive income; or

  •
  at least 50% of the value, determined on the basis of a quarterly average, of the Corporation's assets is attributable to assets that produce or are held for the production of passive income.

        Passive income generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests described above as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation's income.

        If the Corporation is treated as a PFIC, and you are a U.S. holder that did not make a mark-to-market election, as described below, you will be subject to special rules with respect to:

  •
  any gain you realize on the sale or other disposition of your Offered Shares; and

  •
  any excess distribution that the Corporation makes to you (generally, any distributions to you during a single taxable year that are greater than 125% of the average annual distributions received by you in respect of the Offered Shares during the three preceding taxable years or, if shorter, your holding period for the Offered Shares).

        Under these rules:

  •
  the gain or excess distribution will be allocated rateably over your holding period for the Offered Shares;

  •
  the amount allocated to the taxable year in which you realized the gain or excess distribution will be taxed as ordinary income;

  •
  the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year; and

  •
  the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

        If the Corporation was a PFIC, a U.S. holder generally would be taxed as described above unless the U.S. holder made a mark-to-market election with respect to its Offered Shares to mitigate some of the adverse tax consequences of holding stock in a PFIC. A U.S. holder that holds stock of a PFIC generally may make a mark-to-market election with respect to its stock if the stock constitutes "marketable stock." Marketable stock is stock that is regularly traded (other than in de minimis quantities) on a U.S. or non-U.S. exchange or other market that the U.S. Treasury Department determines has trading, listing, financial disclosure, and other rules adequate to carry out the purposes of the mark-to-market election. The Offered Shares should constitute marketable stock with respect to which a mark-to-market election could be made. In such case, a U.S. holder would generally include as ordinary income or loss the difference between the fair market value of the Offered Shares at the end of the taxable year and the adjusted tax basis of the Offered Shares (but loss could only be included to the extent of the net amount of previously included income as a result of the mark-to-market election). If a U.S. holder made the mark-to-market election, the U.S. holder's tax basis in the Offered Shares would be adjusted to reflect any such income or loss amounts. Any gain recognized on the sale or other disposition of Offered Shares would be treated as ordinary income. U.S. holders should consult their own tax advisors regarding the availability and advisability of making a mark-to-market election with respect to the Offered Shares in their particular circumstances.

        The Corporation does not intend to provide U.S. holders with such information as may be required to make a qualified electing fund election effective.

Information with respect to Foreign Financial Assets

        Owners of "specified foreign financial assets" with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. "Specified foreign financial assets" may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts that have non-U.S. issuers or counterparties, and (iii) interests in foreign entities. Holders are urged to consult their tax advisors regarding the application of this reporting requirement to their ownership of Offered Shares.

Backup Withholding and Information Reporting

        If you are a non-corporate U.S. holder, information reporting requirements, on IRS Form 1099, generally will apply to dividend payments or other taxable distributions made to you within the United States, and the payment of proceeds to you from the sale of Offered Shares effected by a U.S. broker or a foreign broker with certain connections to the United States. Additionally, backup withholding may apply to such payments if you fail to comply with applicable certification requirements or are notified by the IRS that you have failed to report all interest and dividends required to be shown on your federal income tax returns.

        If you are a non-U.S. holder, you will generally be exempt from backup withholding and information reporting requirements with respect to dividend payments made to you outside the United States by the Corporation or another non-U.S. payor. You will also generally be exempt from backup withholding and information reporting requirements in respect of dividend payments made within the United States and the payment of the proceeds from the sale of Offered Shares effected at a U.S. office of a broker, as long as either (i) the payor or broker does not have actual knowledge or reason to know that you are a U.S. person and you have furnished a valid IRS Form W-8 or other documentation upon which the payor or broker may rely to treat the payments as made to a non-U.S. person, or (ii) you otherwise establish an exemption.

        Payment of the proceeds from the sale of Offered Shares effected at a foreign office of a broker that has no connections to the United States generally will not be subject to information reporting or backup withholding. However, a sale effected at a foreign office of a broker could be subject to information reporting in the same manner as a sale within the United States (and in certain cases may be subject to backup withholding as well) if (i) the broker has certain connections to the United States, (ii) the proceeds or confirmation are sent to the United States or (iii) the sale has certain other specified connections with the United States.

        Backup withholding is not an additional tax. You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by timely filing a refund claim with the IRS.

RISK FACTORS

        Before making an investment decision, prospective purchasers of Offered Shares should carefully consider the information described in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein. There are certain risks inherent in an investment in the Offered Shares, including any risk factors described herein, in the Prospectus or in a document incorporated by reference herein or therein, which investors should carefully consider before investing. Some of the factors described herein, in the Prospectus and in the documents incorporated by reference herein and therein are interrelated and, consequently, investors should treat such risk factors as a whole. If any of the risk factors described herein, in the Prospectus, in the AIF or in another document incorporated by reference herein or therein occur, it could have a material adverse effect on the business, financial condition and results of operations of the Corporation. Additional risks and uncertainties of which the Corporation currently is unaware or that are unknown or that it currently deems to be immaterial could have a material adverse effect on the Corporation's business, financial condition and results of operation. The Corporation cannot assure you that it will successfully address any or all of these risks. There is no assurance that any risk management steps taken will avoid future loss due to the occurrence of the risks described herein, in the Prospectus in the AIF or in the other documents incorporated by reference herein or therein or other unforeseen risks.

Risks Relating to the Offering

The use of the net proceeds from the Offering is subject to change

        The Corporation currently intends to allocate the net proceeds it will receive from the Offering as described under "Use of Proceeds" of this Prospectus Supplement. However, management will have discretion in the actual application of the net proceeds, and may elect to allocate proceeds differently from that described in "Use of Proceeds" if management believes it would be in the Corporation's best interests to do so. The shareholders of the Corporation may not agree with the manner in which management chooses to allocate and spend the net proceeds. The failure by management to apply these funds effectively could have a material adverse effect on the Corporation's business.

Sales of a significant number of the Common Shares in the public markets, or the perception of such sales, could depress the market price of the Common Shares

        Sales of a substantial number of the Common Shares or other equity-related securities in the public markets by the Corporation could depress the market price of the Common Shares and impair the Corporation's ability to raise capital through the sale of additional equity securities. The Corporation cannot predict the effect that future sales of the Common Shares or other equity-related securities would have on the market price of the Common Shares. The price of the Common Shares could be affected by possible sales of the Common Shares by hedging or arbitrage trading activity which the Corporation expects to occur involving the Common Shares.

LEGAL MATTERS

        Certain legal matters relating to the Offering will be passed upon on behalf of the Corporation by Osler, Hoskin & Harcourt LLP with respect to Canadian legal matters and Sullivan & Cromwell LLP with respect to U.S. legal matters and on behalf of the Underwriters by Blake, Cassels & Graydon LLP with respect to Canadian legal matters and Shearman & Sterling LLP with respect to U.S. legal matters.

        As at the date of this Prospectus Supplement, the partners and associates of Osler, Hoskin & Harcourt LLP, as a group, and the partners and associates of Blake, Cassels & Graydon LLP, as a group, each beneficially own, directly or indirectly, less than 1% of any class of securities of the Corporation.

EXPERTS

        Except as otherwise set out in this Prospectus Supplement, the Prospectus or in the documents incorporated by reference herein or therein, all technical and scientific disclosure in this Prospectus Supplement and the Prospectus has been prepared by, or under the supervision of Mr. John Sims, an officer of the Corporation and a "qualified person" as defined in NI 43-101. Mr. John Sims beneficially owns, directly or indirectly, in the aggregate, less than 1% of the securities of any class of the Corporation and does not otherwise have any direct or indirect interest in the property of the Corporation.

AUDITORS, TRANSFER AGENT AND REGISTRAR

        The auditors of Kinross are KPMG LLP, Chartered Professional Accountants, Suite 4600 Bay Adelaide Centre, 333 Bay Street, Toronto, Ontario, M5H 2S5. KPMG LLP is independent of Kinross within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation and under all relevant U.S. professional and regulatory standards.

        The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its principal offices in Toronto, Ontario and Calgary, Alberta.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        The following documents have been filed with the SEC as part of the registration statement on Form F-10 of which this Prospectus Supplement forms a part: (i) the documents referred to under "Documents Incorporated by Reference" other than the Marketing Materials; (ii) the consent of KPMG LLP; (iii) the consent of Osler, Hoskin & Harcourt LLP; (iv) the consent of Mr. John L. Sims; (v) powers of attorney from directors and officers of the Corporation; and (vi) a form of trust indenture.